Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the inclusion in this Registration Statement of Parabellum Acquisition Corp. on Amendment No. 4 to Form S-1 File No. 333-254763 of our report dated March 26, 2021 (except for the discussions regarding accounting for warrants in Notes 2 and 8, as to which the date is May 21, 2021, and discussion of offering costs in Note 2 and subsequent events in Note 9, as to which the date is August 13, 2021), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Parabellum Acquisition Corp. as of March 11, 2021 and for the period from February 5, 2021 (inception) through August 13, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

San Jose, California

August 13, 2021